October 7, 2015
Via EDGAR (Correspondence)
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman

Re:	PDI, Inc. Registration Statement on Form S-3 Filed October 2, 2015 File No. 333-207263
Dear Mr. Shuman:
This letter is being submitted in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated October 7, 2015 (the “Comment Letter”) in connection with PDI, Inc.’s (the “Company”) Form S-3 Registration Statement, filed with the Commission on October 2, 2015 (the “Form S‑3”).
For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.
Incorporation of Information By Reference, page 1

1.	Please revise to incorporate by reference the amended 10-Q filed on April 10, 2015 or tell us why this is not required. Refer to Item 12(a)(2) of Form S-3.
We acknowledge the Staff’s comment and respectfully advise that the Company will incorporate the 10-Q/A filed on April 10, 2015 by reference into Amendment No. 1 to Form S-3, which is filed on the date hereof.

Exhibit 23.4

2.	We note that Alpern Rosenthal sold its audit business to BDO USA LLP in December 2013. Please tell us, therefore, how it could sign the consent.
We acknowledge the Staff’s comment and respectfully advise that, in December 2013, certain partners and staff of Alpern Rosenthal joined BDO USA, LLP (“BDO”), but BDO did not acquire the firm.  At the time of the consent, Alpern Rosenthal was in existence and licensed.

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In responding to the Comment Letter, the Company acknowledges that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the Form S-3, as amended, effective, it does not foreclose the Commission from taking any action with respect to the Form S-3, as amended;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Form S-3, as amended, effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Form S-3 and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (862) 207-7824.
Sincerely,

/s/ Graham G. Miao

Graham G. Miao
Chief Financial Officer and Treasurer

cc:	Via E-Mail PDI, Inc. Nancy S. Lurker
Pepper Hamilton LLP
Steven J. Abrams, Esq.